Draft 12/4/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

OPTA FOOD INGREDIENTS, INC.
(Name of Subject Company)

STAKE ACQUISITION CORP. (OFFEROR)
STAKE TECHNOLOGY LTD. (AFFILIATE OF OFFEROR)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
68381N105
(Cusip Number of Class of Securities)

JEREMY N. KENDALL, CHAIRMAN & CHIEF EXECUTIVE OFFICER
Stake Technology Ltd.
2838 Highway 7
Norval, Ontario L0P 1K0
Phone: 905-455-1990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

A COPY TO:
DUNNINGTON, BARTHOLOW & MILLER LLP
Attention: Robert T. Lincoln, Esq.
666 Third Avenue
New York, New York 10017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1
☐  issuer tender offer subject to Rule 13e-4
☐  going-private transaction subject to Rule 13e-3
☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

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This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 4, 2002 (the “Schedule TO”) by Stake Acquisition Corp., a Delaware corporation (“Purchaser”) and Stake Technology Ltd., a corporation organized under the laws of Canada (“Stake”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common stock, par value $0.01 per share (the “Company Common Stock”) of Opta Food Ingredients, Inc., a Delaware corporation (the “Company”), all of the shares of Company Common Stock (the “Shares”) at a price of $2.50 per share of Company Common Stock or such higher price as may be paid in the Offer (the “per Share Amount”) net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2002 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1) to Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(2) to Schedule TO, which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 to the Schedule TO is being filed on behalf of the Purchaser and Stake.

ITEM 8. INTEREST IN SECURITIES OF SUBJECT COMPANY

Item 8 is hereby amended and supplemented by adding the following at the end thereof:

The Offer expired at 12:00 Midnight, New York City time, on Tuesday, December 3, 2002. Based on information provided by the Depositary, approximately 10,080,764 Shares, including 620,323 Shares tendered pursuant to guaranteed delivery procedures, or 92.6% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. On December 4, 2002 Stake issued a press release to such effect. The full text of the press release is filed herewith as Exhibit (a)(7)(i) and is incorporated by reference herein.

ITEM 12.    EXHIBITS

Item 12 is hereby amended and supplemented to include the following additional exhibit:

(a)(7)(i) Press Release of Stake, dated December 4, 2002

ITEM 12.    EXHIBITS

EXHIBIT
*(a)(1)	Offer to Purchase, dated November 4, 2002
*(a)(2).	Letter of Transmittal
*(a)(3)	Notice of Guaranteed Delivery.
*(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)	Press Release of Stake, dated October 28, 2002.
(a)(7)(i)	Press Release of Stake, dated December 4, 2002
*(a)(8)	Summary Advertisement.
*(b)	Summary of Terms and Conditions Tender Facility dated October 24, 2002 between Stake, Bank of Montreal and Harris Trust & Savings Bank
(c)	NotApplicable.
*(d)(1)	Agreement and Plan of Merger, dated as of October 25, 2002, by and between the Company, Stake and Purchaser.
*(d)(2)	Stockholders’ Agreement, dated as of October 25, 2002, by and between Stake, Purchaser and certain stockholders of the Company.
*(d)(3)	Confidentiality Agreement, dated May 8, 2002, by and between a wholly-owned subsidiary of Stake and Adams, Harkness & Hill, Inc. on behalf of and as agent for the Company.
(e)	None.
(f)	Not Applicable.
(g)	None.
(h)	Not Applicable.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2002

STAKE ACQUISITION CORP.

By:	/s/ STEVEN R. BROMLEY
Name: Title:	Steven R. Bromley President

STAKE TECHNOLOGY LTD.

By:	/s/ JEREMY N. KENDALL
Name: Title:	Jeremy N. Kendall Chairman

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